Revo Ventures Inc.

Post Office 020, Lu Yuan District

Chang Chun, Ji Lin

China, 130062

Phone: 139-4303-4459

February 12, 2007

John D. Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Revo Ventures Inc.

Registration Statement on Form SB-2/A

Filed January 18, 2007

File No. 333-136981

Dear Mr. Reynolds:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Revo Ventures Inc. directly at the numbers provided above.

Plan of Distribution

  Please find the language revised to indicate that there is only one selling shareholder in the offering.

Financial Statements

   2.    Please find the financial statements revised to include cumulative statements of operations and cash flows for the period from April 17, 2005 to October 31, 2006.

   3.    Please find the a current accountant's consent attached with this amendment.

Regards,

Jianbin Chen

President

Revo Ventures Inc.